UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

Commission File Number: 333-110071

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

China Security and Surveillance Technology, Inc. (the “Company”) expects to host a conference call in May 2006 to announce its audited U.S. GAAP 2005 fiscal year results. A press release providing the exact date and time of the call and information regarding how to participate in the call will be issued at a later date.

During the conference call, the Company will provide an overview of the Company’s growth prospects within the Chinese security and surveillance market and will update attendees regarding the Company’s progress in different areas of its business. In anticipation of meetings that the Company expects to have prior to the conference call where it desires to discuss certain aspects of its business and prospects that have not previously disclosed, the Company is releasing the following information to the market so as to avoid selective disclosure.

The company is actively pursuing near-term acquisition prospects and other strategic opportunities, including a proposed acquisition of a China based security software company and a China based surveillance company. However, the Company has not signed any binding agreement relating to these acquisitions nor has it entered into any memorandum of understanding or letter of intent relating to the same.

Based on the Company’s unaudited results for the first quarter, management believes that (a) the Company is on track to achieve the targeted “make good” provision level of $17.5 million and $34.1 million in net income for 2006 and 2007, respectively and (b) the Company is on track to achieve the related revenue “make good” provision of $64 million and $115 million in 2006 and 2007 revenues, respectively. See the Company’s 6-K filing on April 5, 2006 for details regarding these “make good” provisions.

The Company's 2005 audit has not been completed nor has the review of the first quarter’s financial statements been completed and Management’s expectation regarding future levels of net income and revenues, may need to be adjusted based upon the Company’s audited numbers when they become available. Management's current revenue expectations could change materially and the Company is under no obligation to adjust this expectation until the final 2005 audit is completed.

This report contains forward-looking statements. Risk factors that could cause actual results to differ materially from those projected in forward-looking statements include, but are not limited to, general business conditions, managing growth, and political and other business risk and the other risk factors discussed in the Company’s prior reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks and other factors detailed in the Company's reports filed with the Securities and Exchange Commission. China Security and Surveillance Technology Inc. undertakes no duty to update those forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY AND SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Terence Yap
Vice Chairman

April 20, 2006